Exhibit 12.1

DANAHER CORPORATION AND SUBSIDIARIES

STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

($ IN THOUSANDS, EXCEPT RATIO DATA)

	2005	2006	2007	2008	2009
Fixed Charges:
Gross Interest Expense	$44,540	$79,375	$109,702	$130,174	$122,656
Interest Element of Rental Expense	10,744	12,369	14,804	10,763	13,135
Interest on FIN 48 liabilities	—	—	—	—	—

Total Fixed Charges	$55,284	$91,744	$124,506	$140,937	$135,791

Earnings Available for Fixed Charges:
Earnings from Continuing Operations before income taxes	$1,217,742	$1,428,843	$1,637,099	$1,749,307	$1,424,854
Add fixed charges	55,284	91,744	124,506	140,937	135,791
Interest on FIN 48 liabilities	—	—	—	—	—

Total Earnings Available for Fixed Charges	$1,273,026	$1,520,587	$1,761,605	$1,890,244	$1,560,645

Ratio of Earnings to Fixed Charges	23.0	16.6	14.1	13.4	11.5

NOTE: These Ratios include Danaher Corporation and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings from continuing operations before incomes taxes plus (2) fixed charges, and “fixed charges” consist of (a) interest, whether expensed or capitalized, on all indebtedness, (b) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (c) an interest component representing the estimated portion of rental expense that management believes is attributable to interest. Interest on FIN 48 liabilities is included in the tax provision in the Company’s Consolidated Condensed Statements of Earnings and is excluded from the computation of fixed charges.